SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  --------------------------------------------


                                    FORM 11-K

|X| Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1996

|_| Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 0-18886

         A.       HS Resources, Inc. Employee Investment 401(k) Plan

                           and

                  HS Resources, Inc. Profit Sharing Plan

         B.       HS Resources, Inc.
                  One Maritime Plaza, 15th Floor
                  San Francisco, CA 94111

                           HS RESOURCES, INC. EMPLOYEE
                             INVESTMENT 401(k) PLAN
                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1996 AND 1995
                       TOGETHER WITH REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

                               HS RESOURCES, INC.

                         EMPLOYEE INVESTMENT 401(k) PLAN


                                      INDEX

                                                                                Page(s)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                              4

FINANCIAL STATEMENTS:
     Statement of Net Assets Available for Benefits with Fund Information
         as of December 31, 1996                                                      5

     Statement of Net Assets Available for Benefits with Fund Information
         as of December 31, 1995                                                      6

     Statement of Changes in Net Assets Available for Benefits with Fund
         Information for the Year Ended December 31, 1996                             7

NOTES TO FINANCIAL STATEMENTS                                                       8-12

SCHEDULE SUPPORTING FINANCIAL STATEMENTS:
     Schedule I-Item 27(a)--Schedule of Assets Held for Investment Purposes
         as of December 31, 1996                                                     13



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
     HS Resources, Inc. Employee Investment 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of HS RESOURCES, INC. EMPLOYEE INVESTMENT 401(k) PLAN (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado,
     June 12, 1997.

                               HS RESOURCES, INC.


                         EMPLOYEE INVESTMENT 401(k) PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996


                                                   Participant - Directed
                  ---------------------------------------------------------------------------------
                                          Bal-                                                           Cash
                 Money          Conser-  anced                                                  HSR      and       Loans
                 Market   GIC   vative   Value  Conserva-                    Inter-   Emerg-  Common     Cash        to
                 Port-   Port    Bond    Port-    tive      Value   Growth  national   ing     Stock     Equiv-    Parti-
                 folio   folio   Fund    folio   Equity    Equity    Value   Equity   Growth    Fund     alents    cipants    Total
                 ------ ------- ------- ------- --------- -------- -------- -------- -------- -------- --------- ---------- --------
ASSETS
 Investments-
  Investments
   in HS
   Resources,
   Inc. Master
   Trust
   (Note 5)   $250,364 $46,473 $126,245 $530,248 $669,104 $526,538 $325,563 $230,390 $749,630 $  643,903 $ 74,994 $   -   $4,173,452
  Loans to
   partici-
   pants           -        -        -       -        -        -        -        -        -          -        -    55,528     55,528
               -------  ------   ------   ------   ------  -------  -------   ------  -------    -------   ------  ------  ---------
    Total
     invest-
     ments     250,364  46,473  126,245  530,248  669,104  526,538  325,563  230,390  749,630    643,903   74,994  55,528  4,228,980
               -------  ------  -------   ------   ------  -------  -------   ------  -------    -------   ------  ------  ---------

 Receivables-
  Employer         -       -        -        -        -        -        -        -        -      457,276   40,000     -      497,276
  Other            -       -        -        -        -        -        -        -        -        4,175       71     -        4,246
                ------  ------   ------   ------   ------  -------  -------   ------  -------    -------   ------  ------  ---------
    Total
     receiv-
     ables         -       -        -        -        -        -        -        -        -      461,451   40,071     -      501,522
                ------  ------   ------   ------   ------  -------  -------   ------  -------    -------   ------  ------  ---------

NET ASSETS
 AVAILABLE
 FOR BENEFITS $250,364 $46,473 $126,245 $530,248 $669,104 $526,538 $325,563 $230,390 $749,630 $1,105,354 $115,065 $55,528 $4,730,502
               =======  ======  =======  =======  =======  =======  =======  =======  =======  =========  =======  ======  =========



The accompanying notes to financial statements are an integral part of this statement.

                               HS RESOURCES, INC.


                         EMPLOYEE INVESTMENT 401(k) PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1995


                                                   Participant - Directed
                 ------------------------------------------------------------------------------------
                                          Bal-                                                           Cash
                 Money          Conser-  anced                                                  HSR      and       Loans
                 Market   GIC   vative   Value  Conserva-                    Inter-   Emerg-  Common     Cash        to
                 Port-   Port    Bond    Port-    tive      Value   Growth  national   ing     Stock     Equiv-    Parti-
                 folio   folio   Fund    folio   Equity    Equity    Value   Equity   Growth    Fund     alents    cipants   Total
                 ------ ------- ------- ------- --------- -------- -------- -------- -------- -------- --------- ---------- --------
ASSETS
 Investments-
  Investments
   in HS
   Resources,
   Inc. Master
   Trust
   (Note 5)    $57,961 $20,428 $147,038 $436,322 $428,756 $270,288 $175,078 $245,085 $489,799 $219,389   $307   $   -    $2,490,451
  Loans to
   partici-
   pants           -        -        -       -        -        -        -        -        -        -       -     12,825      12,825
               -------  ------   ------  -------   ------  -------  -------   ------  -------  -------    ---    ------   ---------
    Total
     invest-
     ments      57,961  20,428  147,038  436,322  428,756  270,288  175,078  245,085  489,799  219,389    307    12,825   2,503,276
                ------  ------  -------  -------  -------  -------  -------  -------  -------  -------    ---    ------   ---------

 Receivables-
  Employer         -       -        -        -        -        -        -        -        -    192,747     -        -       192,747
                ------  ------   ------   ------   ------  -------  -------   ------  -------  -------    ---    ------   ---------

NET ASSETS
 AVAILABLE
 FOR BENEFITS  $57,961 $20,428 $147,038 $436,322 $428,756 $270,288 $175,078 $245,085 $489,799 $412,136   $307   $12,825  $2,696,023
                ======  ======  =======  =======  =======  =======  =======  =======  =======  =======    ===    ======   =========



The accompanying notes to financial statements are an integral part of this statement.

                               HS RESOURCES, INC.


                         EMPLOYEE INVESTMENT 401(k) PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                   Participant - Directed
                 -------------------------------------------------------------------------------------
                                          Bal-                                                           Cash
                 Money          Conser-  anced                                                  HSR      and       Loans
                 Market   GIC   vative   Value  Conserva-                    Inter-   Emerg-  Common     Cash        to
                 Port-   Port    Bond    Port-    tive      Value   Growth  national   ing     Stock     Equiv-    Parti-
                 folio   folio   Fund    folio   Equity    Equity    Value   Equity   Growth    Fund     alents    cipants    Total
                 ------ ------- ------- ------- --------- -------- -------- -------- -------- -------- --------- ---------- --------
ADDITIONS TO
 NET ASSETS
 ATTRIBUTED
 TO:
  Investment
   income-
  Net invest-
   ment income
   from HS
   Resources,
   Inc. Master
   Trust
   (Note 5)   $  5,624 $ 1,673 $  2,881 $ 62,033 $119,517 $ 88,038 $ 42,519 $ 12,086 $ 46,666 $  192,814 $    371 $   -   $  574,222
  Interest on
   participant
   loans           -        -        -       -        -        -        -        -        -          -        -     3,181      3,181

CONTRIBUTIONS:
  Employer         -       -        -        -        -        -        -        -        -      457,276   40,000     -      497,276
  Employee      13,831  16,739   24,533   59,041   68,173   64,829   51,943   46,266  111,514     12,867      -       -      469,736
  Rollover         -       -      2,333       24    2,687   39,238    2,831       24   17,298        -     44,446     -      108,881
  Other            -       -        -        -        -        -        -        -        -        4,175       71     -        4,246
               -------  ------  -------  -------  -------  -------  -------   ------  -------  ---------  -------  ------  ---------
   Total
   additions    13,831  16,739   26,866   59,065   70,860  104,067   54,774   46,290  128,812    474,318   84,517     -    1,080,139
               -------  ------  -------  -------  -------  -------  -------   ------  -------  ---------  -------  ------  ---------

DEDUCTIONS
 FROM NET
 ASSETS
 ATTRIBUTED TO:
  Distributions
   to employees (8,200) (5,538) (27,740) (51,435) (52,333) (30,935) (25,191) (15,983) (16,448)   (64,059) (35,981)    (83) (333,926)

TRANSFER FROM
 RELATED PLAN
 (Note 7)      183,514  19,056    8,663   47,742   68,051   97,817   74,507   42,051  146,957     22,505      -       -      710,863
               -------  ------  -------  -------  -------  -------  -------   ------  -------  ---------  -------  ------  ---------
NET INCREASE   194,769  31,930   10,670  117,405  206,095  258,987  146,609   84,444  305,987    625,578   48,907   3,098  2,034,479

NET TRANSFERS
 BETWEEN FUNDS  (2,366) (5,885) (31,463) (23,479)  34,253   (2,737)   3,876  (99,139) (46,156)    67,640   65,851  39,605       -

NET ASSETS
 AVAILABLE FOR
 BENEFITS:
  Beginning of
   period       57,961  20,428  147,038  436,322  428,756  270,288  175,078  245,085  489,799    412,136      307  12,825  2,696,023
               -------  ------  -------  -------  -------  -------  -------  -------  -------  ---------  -------  ------  ---------

  End of      $250,364 $46,473 $126,245 $530,248 $669,104 $526,538 $325,563 $230,390 $749,630 $1,105,354 $115,065 $55,528 $4,730,502
   period      =======  ======  =======  =======  =======  =======  =======  =======  =======  =========  =======  ======  =========


The accompanying notes to financial statements are an integral part of this statement.

               HS RESOURCES, INC. EMPLOYEE INVESTMENT 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995


(1)  DESCRIPTION OF PLAN

Effective July 1, 1990, HS Resources, Inc. (the "Company") established the HS Resources, Inc. Employee Investment 401(k) Plan (the "Plan").

The following description of the Plan provides only general information. Participants and all others should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     GENERAL

The Plan is a defined contribution plan covering all employees of the Company who have completed one year of service consisting of at least 1,000 hours of service. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

     CONTRIBUTIONS

Participants can contribute on a pre-tax basis, as permitted by Section 401(k) of the IRC, an amount from 1% to 10% of their compensation as defined by the Plan, limited by the requirements of the IRC. Employees may contribute rollover contributions from another qualified plan. Participants may also contribute after-tax amounts from 1% to 5% of compensation to the Plan.

Each Plan year, the Company may in its sole discretion, contribute a matching contribution. Participants must be continuously employed from the first day to the last day of the Plan year to be eligible to receive matching contributions. For the Plan year ended December 31, 1996, the Company matched 100% of employee's elective deferrals up to 10% of compensation.

Each Plan year, the Company may, at its discretion, contribute an additional qualified nonelective contribution ("QNEC") to the Plan. Allocations of QNECs are made in the proportion that a participant's compensation bears to the compensation of the eligible non-highly compensated participants for the portion of the Plan year in which they were participants. The Company did not make a QNEC for the Plan year ended December 31, 1996.

The annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined by the IRC.

     PARTICIPANT ACCOUNTS

Participant accounts are credited with participant elective contributions, matching Company contributions, QNEC contributions and Plan earnings or losses.

     INVESTMENT OPTIONS

Participants are offered ten investment options in which they may invest as follows:

o Money Market Portfolio--Seeks to provide liquidity, stability of principal and current income by investing in U.S. government securities, certificates of deposits, bankers acceptances, and commercial paper.

o GIC Portfolio--Seeks to provide stability of principal, liquidity, and current income by investing in a wide range of guaranteed investment and bank investment contracts.

o Conservative Bond Fund--Seeks to preserve capital, maintain market liquidity and achieve a total return in excess of investment benchmarks without assuming undue risk by investing in a diversified range of bonds and other fixed-income securities.

o Balanced Value Portfolio--Seeks long-term capital growth through investment in both stocks and bonds.

o Conservative Equity--Seeks long-term capital growth and income through investment in value-oriented, income producing stocks.

o Value Equity--Seeks long-term capital growth and income through investment in value-orientated stocks.

o    Growth Value--Seeks long-term capital growth through investment in stocks.

o International Equity--Seeks capital growth through investment in securities of foreign (non-U.S.) companies in maturing and emerging economies.

o Emerging Growth--Seeks investment in stocks of companies that have the potential for above-average growth.

o HSR Common Stock Fund--Investment in the common stock, $.001 par value, of HS Resources, Inc.

Participants may invest their accounts in one or more of the above funds in whole percent increments. On the first day of any calendar month, participants may change the distribution of their funds, with fourteen days' written notice to the Plan Administrator.

     VESTING

Participants are immediately fully vested in their elective contributions, Company matching contributions and QNECs to the Plan.

     PAYMENTS OF BENEFITS

A participant's entire interest in the Plan is payable upon attaining normal retirement age (age 65), death or becoming disabled, as defined. Upon termination of service, a participant's vested interest in the Plan is payable. Participant benefits are payable in a lump sum, installments or a combination thereof. In addition, hardship distributions are permitted if certain criteria are met.

Benefits for retired and/or terminated employees who had not received their full payment for their vested benefits, but had requested payment prior to yearend, were approximately $109,300 for the year ended December 31, 1996. Amounts for the year ended December 31, 1995 were immaterial. These amounts are included as a component of net assets available for plan benefits in the accompanying financial statements. These vested benefits will be distributed in accordance with the Plan Agreement.

     PARTICIPANT LOANS

In accordance with the Plan Agreement, participants may borrow funds from the Plan. Borrowings cannot exceed the lesser of $50,000 or 50% of the participant's vested account. Loans are secured by the participant's account and bear an interest rate of prime plus 2% on the date the loan is approved. Such loans are evidenced by promissory notes.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the financial statements and disclosures. Actual results could differ from these estimates.

     INVESTMENT VALUATION

The Plan's investments are stated at fair value which is determined by PaineWebber Trust Company (the "Trustee") based on current market prices. The GIC Portfolio is a pooled trust which invests in guaranteed investment contracts. The contracts are carried in the pooled trust funds audited financial statements at cost plus accrued income, which approximates fair market value. The investment in the pooled trust fund in the accompanying financial statements is valued at the Plan's proportionate interest in the fund as of the financial statement date. This portfolio was determined to be fully benefit responsive. The crediting interest rate changes daily. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis.

     PAYMENT OF BENEFITS

Benefits are recorded when paid.

     PLAN EXPENSES

The Plan pays all investment management fees (see Note 6). The Company pays all other costs and expenses of maintaining the Plan.

(3)  INCOME TAXES

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 28, 1991, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(4)  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA.

(5)  INTEREST IN HS RESOURCES, INC. MASTER TRUST

Most of the Plan's investments are in the HS Resources, Inc. Master Trust ("Master Trust") which was established for the investment of assets of the Plan and the HS Resources, Inc. Profit-Sharing Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 1996 and 1995, the Plan's interest in the net assets of the Master Trust was approximately 86% and 77%, respectively. Investment income, net of expenses, relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the fair values of investments for the Master
Trust:


                                                  December 31,
                                                   (Unaudited)
                                         -----------------------------
                                            1996               1995
                                         -----------        ----------
Investments at fair value:
     Cash and cash equivalents           $   78,464         $      793
     Pooled trusts                        3,946,376          2,838,728
     Employer stock                         843,427            291,534
                                          ---------          ---------
                                         $4,868,267         $3,131,055
                                          =========          =========

Investment income for the Master Trust is as follows:


                                                   Year Ending
                                                   December 31,
                                                      1996
                                                   (Unaudited)
                                                  -------------

Interest income                                     $  2,159
Income from pooled trusts                            447,809
Income from employer stock                           241,246
                                                     -------
                                                    $691,214
                                                     =======


(6)  RELATED PARTY TRANSACTIONS

Certain Plan investments are units of pooled trust funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest. Fees paid by the Master Trust for the investment management services amounted to approximately $49,000 for the year ended December 31, 1996. Certain Plan investments are also shares of the Company stock.

In addition, one of the named fiduciaries of the Plan was formerly related to the account manager of the Master Trust, who received total commissions of $11,360 for the year ending December 31, 1996.

(7)  MERGER

Based on a unanimous written consent of the Board of Directors of HSRTW, Inc. and HS Resources, Inc., on June 17, 1996, the Company acquired all of the stock of the Tide West Oil Company ("Tide West") and all contributions to the Tide West Oil Company 401(k) Plan ("Tide West Plan") ceased. Participants of the Tide West Plan were transferred into the Plan effective August 30, 1996. Amounts transferred into the Plan are shown in the accompanying statement of changes in net assets available for benefits as Transfers from Related Plan. All participants were fully vested and their hire date with Tide West is considered to be their hire date with the Company.


(8)  PLAN AMENDMENT

The Plan was amended effective July 1, 1996 to include Tide West as an affiliated employer of the Plan.

                                                                      SCHEDULE I



                               HS RESOURCES, INC.

                         EMPLOYEE INVESTMENT 401(K) PLAN

         ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (a)

                             AS OF DECEMBER 31, 1996



                         Identity of Party Involved/                                Historical           Current
                          Description of Investments                                   Cost               Value
------------------------------------------------------------------------------      ----------          ---------

Loans to participants (interest rates ranging from 8% to 11%)                        $55,528             $55,528
                                                                                      ======              ======


(a) All investments in the Master Trust are properly excluded from this schedule.

                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                     HS RESOURCES, INC. PROFIT-SHARING PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1996 AND 1995
                       TOGETHER WITH REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

                               HS RESOURCES, INC.

                               PROFIT-SHARING PLAN


                                      INDEX



                                                                                  PAGE(S)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                             16

FINANCIAL STATEMENTS:
         Statement of Net Assets Available for Benefits with Fund Information
                  as of December 31, 1996                                            17

         Statement of Net Assets Available for Benefits with Fund Information
                  as of December 31, 1995                                            18

         Statement of Changes in Net Assets Available for Benefits with Fund
                  Information for the Year Ended December 31, 1996                   19

NOTES TO FINANCIAL STATEMENTS                                                      20-24

SCHEDULE SUPPORTING FINANCIAL STATEMENTS:
         Schedule I-Item 27(a)--Schedule of Assets Held for Investment Purposes
                  as of December 31, 1996                                            25


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
         HS Resources, Inc. Profit-Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of HS RESOURCES, INC. PROFIT-SHARING PLAN (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Denver, Colorado,
         June 12, 1997.

                               HS RESOURCES, INC.

                               PROFIT-SHARING PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996


                                                 Participant - Directed
               -------------------------------------------------------------------------------------
                                        Bal-                                                           Cash
               Money          Conser-  anced                                                  HSR      and       Loans
               Market   GIC   vative   Value  Conserva-                    Inter-   Emerg-  Common     Cash        to
               Port-   Port    Bond    Port-    tive      Value   Growth  national   ing     Stock     Equiv-    Parti-
               folio   folio   Fund    folio   Equity    Equity    Value   Equity   Growth    Fund     alents    cipants    Total
               ------ ------- ------- ------- --------- -------- -------- -------- -------- -------- --------- ---------- --------
ASSETS:
 Investments-
  Investments
   in HS
   Resources, Inc.
   Master Trust
   (Note 5)   $29,203  $8,971  $13,398  $35,840  $99,087  $93,484  $42,886  $35,886 $133,066   $199,524   $3,470 $   -     $694,815
  Loans to
   Participants   -        -        -       -        -        -        -        -        -          -        -    10,544     10,544
               ------   -----   ------   ------   ------   ------   ------   ------  -------    -------    -----  ------    -------
   Total
   investments 29,203   8,971   13,398   35,840   99,087   93,484   42,886   35,886  133,066    199,524    3,470  10,544    705,359
               ------   -----   ------   ------   ------   ------   ------   ------  -------    -------    -----  ------    -------

NET ASSETS
 AVAILABLE FOR
 BENEFITS:    $29,203  $8,971  $13,398  $35,840  $99,087  $93,484  $42,886  $35,886 $133,066   $199,524   $3,470 $10,544   $705,359
               ======   =====   ======   ======   ======   ======   ======   ======  =======   ========   ======  ======    =======



The accompanying notes to financial statements are an integral part of this statement.



                               HS RESOURCES, INC.

                               PROFIT-SHARING PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1995


                                                   Participant - Directed
                 -------------------------------------------------------------------------------------
                                          Bal-                                                           Cash
                 Money          Conser-  anced                                                  HSR      and       Loans
                 Market   GIC   vative   Value  Conserva-                    Inter-   Emerg-  Common     Cash        to
                 Port-   Port    Bond    Port-    tive      Value   Growth  national   ing     Stock     Equiv-    Parti-
                 folio   folio   Fund    folio   Equity    Equity    Value   Equity   Growth    Fund     alents    cipants    Total
                 ------ ------- ------- ------- --------- -------- -------- -------- -------- -------- --------- ---------- --------
ASSETS:
 Investments-
  Investments
   in HS
   Resources, Inc.
   Master Trust
   (Note 5)   $37,259  $8,898  $14,771  $49,358  $98,249  $82,338  $36,630  $83,816 $156,654    $72,145   $486   $   -     $640,604
  Loans to
   Participants   -        -        -       -        -        -        -        -        -          -        -    19,427     19,427
               ------   -----   ------   ------   ------   ------   ------   ------  -------     ------    ---    ------    -------
   Total
   investments 37,259   8,898   14,771   49,358   98,249   82,338   36,630   83,816  156,654     72,145    486    19,427    660,031
               ------   -----   ------   ------   ------   ------   ------   ------  -------     ------    ---    ------    -------

NET ASSETS
 AVAILABLE FOR
 BENEFITS:    $37,259  $8,898  $14,771  $49,358  $98,249  $82,338  $36,630  $83,816 $156,654    $72,145   $486   $19,427   $660,031
               ======   =====   ======   ======   ======   ======   ======   ======  =======     ======    ===    ======    =======



The accompanying notes to financial statements are an integral part of this statement.

                               HS RESOURCES, INC.


                               PROFIT-SHARING PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                   Participant - Directed
                 -------------------------------------------------------------------------------------
                                          Bal-                                                           Cash
                 Money          Conser-  anced                                                  HSR      and       Loans
                 Market   GIC   vative   Value  Conserva-                    Inter-   Emerg-  Common     Cash        to
                 Port-   Port    Bond    Port-    tive      Value   Growth  national   ing     Stock     Equiv-    Parti-
                 folio   folio   Fund    folio   Equity    Equity    Value   Equity   Growth    Fund     alents    cipants    Total
                 ------ ------- ------- ------- --------- -------- -------- -------- -------- -------- --------- ---------- --------
ADDITIONS TO
 NET ASSETS
 ATTRIBUTED
 TO:
  Investment
   income-
  Net invest-
   ment income
   from HS
   Resources,
   Inc. Master
   Trust
   (Note 5)   $ 1,193 $   478 $    301 $  4,848 $ 21,144 $ 17,108 $  6,288  $ 3,166 $ 12,246   $ 48,432  $ 1,788 $   -     $116,992
  Interest on
   participant
   loans          -        -        -       -        -        -        -        -        -          -        -     1,407      1,407
               ------  ------   ------   ------   ------  -------   ------   ------   ------    -------   ------   -----    -------
     Total
     additions  1,193     478      301    4,848   21,144   17,108    6,288    3,166   12,246     48,432    1,788   1,407    118,399

DEDUCTIONS FROM
 NET ASSETS
 ATTRIBUTED TO:
  Distributions
  to employees (1,250)   (123)    (473) (17,718) (21,458)  (7,913)  (1,761)     -     (2,098)    (8,650) (11,627)    -      (73,071)
               ------  ------  -------  -------  -------  -------  -------   ------  -------    -------   ------   -----    -------
NET INCREASE      (57)    355     (172) (12,870)    (314)   9,195    4,527    3,166   10,148     39,782   (9,839)  1,407     45,328
  (DECREASE)

NET TRANSFERS
 BETWEEN FUNDS (7,999)   (282)  (1,201)    (648)   1,152    1,951    1,729  (51,096) (33,736)    87,597   12,823 (10,290)       -

NET ASSETS
 AVAILABLE FOR
 BENEFITS:
  Beginning of
   period      37,259   8,898   14,771   49,358   98,249   82,338   36,630   83,816  156,654     72,145      486  19,427    660,031
               ------   -----   ------   ------   ------   ------   ------   ------  -------    -------   ------  ------    -------

  End of
   period     $29,203  $8,971  $13,398  $35,840  $99,087  $93,484  $42,886  $35,886 $133,066   $199,524  $ 3,470 $10,544   $705,359
               ======   =====   ======   ======   ======   ======   ======   ======  =======    =======   ======  ======    =======





The accompanying notes to financial statements are an integral part of this statement.


                               HS RESOURCES, INC.

                               PROFIT-SHARING PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995



(1)      DESCRIPTION OF PLAN

Effective June 30, 1989, HS Resources, Inc. (the "Company") established the HS Resources, Inc. Employee Investment Plan, which was amended and restated effective as of that date, and renamed the HS Resources, Inc. Profit-Sharing Plan (the "Plan"). The following description of the Plan provides only general information. Participants and all others should refer to the Plan Agreement for a more complete description of the Plan's provisions.

         GENERAL

The Plan is a defined contribution plan covering all employees of the Company who have completed one year of service consisting of at least 1,000 hours of service. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC") for the benefit of eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

         CONTRIBUTIONS

The Company may make a discretionary profit-sharing contribution each year to the Plan. The profit-sharing contribution is allocated to each participant's account based on an allocation formula, as defined in the Plan Agreement. There was no Company profit-sharing contribution for the Plan year ended December 31, 1996. Participants must be employed from the first day to the last day of a Plan year in order to be eligible to receive a contribution. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined by the IRC.

         PARTICIPANT ACCOUNTS

Participant accounts are credited with Company profit-sharing contributions, allocations of Plan earnings or losses, and allocations of forfeitures.

         INVESTMENT OPTIONS

Participants are offered ten investment options in which they may invest as follows:

o Money Market Portfolio--Seeks to provide liquidity, stability of principal and current income by investing in U.S. government securities, certificates of deposit, bankers acceptances, and commercial paper.

o GIC Portfolio--Seeks to provide stability of principal, liquidity, and current income by investing in a wide range of guaranteed investment and bank investment contracts.

o Conservative Bond Fund--Seeks to preserve capital, maintain market liquidity and achieve a total return in excess of investment benchmarks without assuming undue risk by investing in a diversified range of bonds and other fixed-income securities.

o Balanced Value Portfolio--Seeks long-term capital growth through investment in both stocks and bonds.

o Conservative Equity--Seeks long-term capital growth and income through investment in value-oriented, income producing stocks.

o Value Equity--Seeks long-term capital growth and income through investment in value-orientated stocks.

o    Growth Value--Seeks long-term capital growth through investment in stocks.

o International Equity--Seeks capital growth through investment in securities of foreign (non-U.S.) companies in maturing and emerging economies.

o Emerging Growth--Seeks investment in stocks of companies that have the potential for above-average growth.

o HSR Common Stock Fund--Investment in the common stock, $.001 par value, of HS Resources, Inc.

Participants may invest their accounts in one or more of the above funds in whole percent increments. On the first day of any calendar month, participants may change the distribution of their funds, with fourteen days' written notice to the Plan Administrator.

         VESTING

Vesting in the Company profit-sharing contribution is based on years of service. This contribution shall be fully vested and non-forfeitable upon and after attaining the Plan's normal retirement age (age 65), death, or disability. If termination occurs for any reason other than these events, the participant vests as follows:

         YEARS OF SERVICE             VESTED PERCENTAGE

         Less than 1 year                     0%
         1 year                               0%
         2 years                             20%
         3 years                             40%
         4 years                            66 2/3%
         5 years                            100%

         FORFEITURES

When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account represents a forfeiture, as defined by the Plan. Forfeitures are reallocated among the profit-sharing contribution accounts of participants at the end of the Plan year in which the forfeiture occurred. However, if the participant is reemployed within six years and fulfills certain requirements, as defined by the Plan Agreement, the participant's account will be restored. Total forfeitures during the Plan year ended December 31, 1996 were approximately $12,800, which will be reallocated to participants in 1997.

         PAYMENTS OF BENEFITS

A participant's entire interest in the Plan is payable upon attaining normal retirement age (age 65), death or becoming disabled, as defined. Upon termination of service, a participant's vested interest in the Plan is payable. Participants' benefits are payable in a lump sum, installments or a combination thereof. In addition, hardship distributions are permitted if certain criteria are met.

Benefits for retired and/or terminated employees who had not received their full payment for their vested benefits, but had requested payment prior to yearend were approximately $2,200 for the year ended December 31, 1996. Amounts for the year ended December 31, 1995 were immaterial. These amounts are included as a component of net assets available for plan benefits in the accompanying financial statements. These vested benefits will be distributed in accordance with the Plan Agreement.

         PARTICIPANT LOANS

In accordance with the Plan Agreement, participants may borrow funds from the Plan. Borrowings cannot exceed the lesser of $50,000 or 50% of the participant's vested account. Loans are secured by the participant's account and bear an interest rate of prime plus 2% on the date the loan is approved. Such loans are evidenced by promissory notes.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the financial statements and disclosures. Actual results could differ from these estimates.

         INVESTMENT VALUATION

The Plan's investments are stated at fair value which is determined by PaineWebber Trust Company (the "Trustee") based on current market prices. The GIC Portfolio is a pooled trust which invests in guaranteed investment contracts. The contracts are carried in the pooled trust fund's audited financial statements at cost plus accrued income, which approximates fair market value. The investment in the pooled trust fund in the accompanying financial statements is valued at the Plan's proportionate interest in the fund as of the financial statement date. This portfolio was determined to be fully benefit responsive. The crediting interest rate changes daily. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis.

         PAYMENT OF BENEFITS

Benefits are recorded when paid.

         PLAN EXPENSES

The Plan pays all investment management fees (see Note 6). The Company pays all other costs and expenses of maintaining the Plan.

(3)      INCOME TAXES

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 28, 1991, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(4)      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA.

(5)      INTEREST IN HS RESOURCES, INC. MASTER TRUST

Most of the Plan's investments are in the HS Resources, Inc. Master Trust ("Master Trust") which was established for the investment of assets of the Plan and the HS Resources, Inc. Employee Investment 401(k) Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 1996 and 1995, the Plan's interest in the net assets of the Master Trust was approximately 14% and 23%, respectively. Investment income, net of expenses, relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the fair values of investments for the Master
Trust:



                                                     December 31,
                                                      (unaudited)
                                              --------------------------
                                                1996              1995
                                              ---------       ----------
    Investments at fair value:
      Cash and cash equivalents              $   78,464       $      793
      Pooled trusts                           3,946,376        2,838,728
      Employer stock                            843,427          291,534
                                              ---------        ---------
                                             $4,868,267       $3,131,055
                                              =========        =========


Investment income for the Master Trust is as follows:


                                                    Year Ended
                                                   December 31,
                                                       1996
                                                    (unaudited)
                                                   ------------
    Interest income                                  $  2,159
    Income from pooled trusts                         447,809
    Income from employer stock                        241,246
                                                      -------
                                                     $691,214
                                                      =======


(6)  RELATED PARTY TRANSACTIONS

Certain Plan investments are units of pooled trust funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest. Fees paid by the Master Trust for the investment management services amounted to $49,000 for the year ended December 31, 1996. Certain Plan investments are also shares of the Company stock.

In addition, one of the named fiduciaries of the Plan was formerly related to the account manager of the Master Trust, who received total commissions of $11,360 for the year ended December 31, 1996.

(7)  PLAN AMENDMENT

The Plan was amended effective July 1, 1996 to include Tide West, as an affiliated employer of the Plan.

                                                                     SCHEDULE I








                               HS RESOURCES, INC.

                               PROFIT-SHARING PLAN


         ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (a)

                             AS OF DECEMBER 31, 1996



              Identity of Party Involved/                                         Historical            Current
              Description of Investments                                             Cost                Value
------------------------------------------------------------------------------------------------  --------------------
Loans to participants (interest rates ranging from 8% to 11%)                     $10,544               $10,544
                                                                                   ======                ======


(a) All investments in the Master Trust are properly excluded from this schedule.


                 The accompanying notes to financial statements
                     are an integral part of this schedule.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, HS Resources, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          HS RESOURCES, INC. EMPLOYEE INVESTMENT
                                          401(k) PLAN

Date June 27, 1997                        By /s/ Annette M. Montoya
                                             -----------------------------------
                                          Name:  Annette M. Montoya
                                          Title: Vice President-Accounting/HR/OM



                                          HS RESOURCES, INC. PROFIT SHARING PLAN

Date June 27, 1997                        By /s/ Annette M. Montoya
                                             -----------------------------------
                                          Name:  Annette M. Montoya
                                          Title: Vice President-Accounting/HR/OM

                                  EXHIBIT INDEX


     EXHIBIT
     NUMBER        DESCRIPTION OF EXHIBITS

      23.1         Consent of Arthur Andersen LLP